Exhibit 12.1

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in millions except ratio)

The ratio of earnings to fixed charges represents income before income and mining tax expense, noncontrolling interests, equity income (loss) of affiliates, discontinued operations and cumulative effect of changes in accounting principles, divided by interest expense. Interest expense includes amortization of capitalized interest and the portion of rent expense representative of interest. The financial information of all prior periods has been reclassified to reflect discontinued operations.

	Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income before income and mining tax and other items(1)	$3,114	$1,810	$3,997	$2,954	$1,294
Adjustments:
Fixed charges added to earnings	272	267	295	135	147
Dividends from equity affiliates	19	31	7	2	—
Amortization of capitalized interest	26	24	26	17	17

	$3,431	$2,132	$4,325	$3,108	$1,458

Fixed Charges:
Net interest expense(2)	$249	$244	$279	$120	$135
Portion of rental expense representative of interest	23	23	16	15	12

Fixed charges added to earnings	272	267	295	135	147
Capitalized interest	107	52	21	111	47

	$379	$319	$316	$246	$194

Ratio of earnings to fixed charges	9.1	6.7	13.7	12.6	7.5

(1)	Excludes interest on income tax liabilities. Interest and penalties related to income taxes are included in Income and mining tax expense.
(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.